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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004
                           COMMISSION FILE No. 1-8887

                          TRANSCANADA PIPELINES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                   Form 40-F   X
                   -----                       -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                         No          X
                   -----                       -----
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Copies of the Registrant's Restated Articles of Incorporation dated May 4,
2001, Restated Certificate of Incorporation issued May 4, 2001, Articles of Arrangement dated May 15, 2003, and Certificate of Arrangement issued May 15, 2003 are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada PipeLines Limited under the Securities Act of 1933, as amended.

A copy of the Registrant's By-law No. 1 dated June 20, 2002 is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada PipeLines Limited under the Securities Act of 1933, as amended.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          TRANSCANADA PIPELINES LIMITED

                            By: /s/ Russell K. Girling
                                -----------------------------------------------
                                Russell K. Girling,
                                Executive Vice-President, Corporate Development and Chief Financial Officer

                            By: /s/ Rhondda E.S. Grant
                                -----------------------------------------------
                                Rhondda E.S. Grant
                                Vice-President and Corporate Secretary

July 6, 2004
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                                  EXHIBIT INDEX

3.1   Registrant's Restated Articles of Incorporation dated May 4, 2001.

3.1.1 Registrant's Restated Certificate of Incorporation issued May 4, 2001.

3.2   Registrant's Articles of Arrangement dated May 15, 2003.

3.2.1 Registrant's Certificate of Arrangement issued May 15, 2003.

3.3   Registrant's By-law No. 1 dated June 20, 2002.